UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 3)*
Under the Securities Exchange Act of 1934
Navios Maritime Acquisition Corporation
(Name of Issuer)
Common Stock, par value $0.0001
(Title of Class of Securities)
Y62159101
(CUSIP Number)
Vasiliki Papaefthymiou
Navios Maritime Holdings Inc.
85 Akti Miaouli Street
Piraeus, Greece 185 38
+30-210-4595000
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
April 27, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☑
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Navios Maritime Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

	7	SOLE VOTING POWER

NUMBER OF		12,045,513(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,045,513(1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

12,045,513(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

38.1%(1)

14	TYPE OF REPORTING PERSON*

CO
(1)       Does not include 6,035,000 shares of common stock issuable upon exercise of warrants underlying the sponsor units, which are not currently exercisable and will not become exercisable within 60 days. Also does not include 7,600,000 shares of common stock issuable upon exercise of the private placement warrants, which are not currently exercisable, but which may become exercisable within the next 60 days if the acquisition of vessels (the “Acquisition”) is approved and consummated. If the Acquisition is consummated, Navios Maritime Holdings Inc. will beneficially own 19,645,513 shares of common stock, which would represent 50.1% of the Issuer’s outstanding common stock as of April 8, 2010.

Page 2 of 6 pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amadeus Maritime S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Panama

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

	0%

14	TYPE OF REPORTING PERSON*

	CO

Page 3 of 6 pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Angeliki Frangou

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Greek

	7	SOLE VOTING POWER

NUMBER OF		200,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		200,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

	200,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

	0.6%

14	TYPE OF REPORTING PERSON*

	IN

Page 4 of 6 pages

Explanatory Note
Except as specifically amended and supplemented by this Amendment No. 3, and by Amendment No. 1 filed on April 26, 2010 (“Amendment No. 1”), and Amendment No. 2 filed on April 29, 2010 (“Amendment No. 2”), all other provisions of the Schedule 13D filed by the Reporting Persons on April 8, 2010 (the “Original Schedule 13D”) remain in full force and effect. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D. This Amendment No. 3 is being filed solely to correct a scrivener’s error in Item 5(c) regarding the price per share of the stock purchase on April 27, 2010, which was erroneously reported as $9.80. The actual price per share was $9.98.
Item 5. Interest in Securities of the Issuer
This Amendment No. 3 amends and restates Item 5(c) of Amendment No. 2 as set forth below:
     (c) The following transactions, the aggregate number of which are reported herein, were effected during the past 60 days:

		Shares of Common Stock
Reporting Person	Date of Purchase	Purchased	Price Per Share
Navios Maritime Holdings Inc.	4/14/10	29,700	$9.91
Navios Maritime Holdings Inc.	4/15/10	23,300	$9.91
Navios Maritime Holdings Inc.	4/16/10	2,200	$9.91
Navios Maritime Holdings Inc.	4/20/10	2,275,000	$9.95
Navios Maritime Holdings Inc.	4/21/10	1,932,525	$9.9497
Navios Maritime Holdings Inc.	4/27/10	1,747,788	$9.98

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2010		Navios Maritime Holdings Inc.

	By:	/s/ Angeliki Frangou

	Name:	Angeliki Frangou
	Title:	Chief Executive Officer

Amadeus Maritime S.A.

	By:	/s/ Jose Silva

	Name:	Jose Silva
	Title:	President

/s/ Angeliki Frangou (individually)